Exhibit 99.1

Report of Independent Registered Chartered Accountants

To the Directors and Shareholders of

Orezone Resources Inc. and Subsidiaries

On March 27, 2007, we reported on the consolidated balance sheets of Orezone Resources Inc.  and Subsidiaries (the “Company”) as at December 31, 2006, and the consolidated statements of operations, deficit and cash flows for the year then ended, which are included in the Company’s Annual Report on Form 40-F.     In connection with our audit of the aforementioned consolidated financial statements, we have also audited the related supplemental information entitled “Orezone Resources Inc. Reconciliation to United States Generally Accepted Accounting Principles – Item 18 of Form 20-F”.  This supplemental information is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this supplemental information based on our audit.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The consolidated financial statements as at December 31, 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2005 and 2004 were audited by other auditors whose report dated February 10, 2006,  expressed an unqualified opinion on those statements .

We have audited the supplemental information to the financial statements as at December 31, 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2005 and 2004 and in our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Ottawa, Ontario

October 25, 2007

OREZONE RESOURCES INC.

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles — Item 18 Form 20F
(Dollar amounts expressed in US dollars, except per share amounts)

Years ended December 31, 2006 and December 31, 2005

        Orezone Resources Inc. (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).  The Company has previously furnished its financial statements in accordance with Item 17 under Form 20-F, including the U.S. GAAP reconciliation requirements thereunder.  In order to be eligible for use of the SEC’s registration statement on Form F-10, the Company must reconcile its financial statements pursuant to Item 18 under Form 20-F, which requires more detailed reconciliation with U.S. GAAP and the rules and regulations promulgated by the SEC. This “Reconciliation with United States Generally Accepted Accounting Principles — Item 18 Form 20F” section supplements the Company’s financial statements set forth in its annual report on Form 40-F.  This section should be read in conjunction with the financial statements of the Company set forth in the Form 40-F.

        The material differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements are as follows:

a)    Deferred exploration expenses

        In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 — “Accounting by Mining Enterprises for Exploration Costs” which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

        Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

        Under United States GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the U.S. Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

b)    Adjustment for exploration costs on abandoned properties

        The Company accounts for mineral properties and related deferred expenditures as described in item (a).  During the fiscal years ended December 31, 2006, 2005 and 2004, $202,520, $3,687,251 and $nil, respectively, was written-off as the development was not considered economically feasible and therefore abandoned.  Under U.S. GAAP these costs would have been expensed in a prior period.

c)    Mineral exploration properties

        Under Canadian GAAP, costs related to the acquisition of mineral exploration properties are capitalized. Under US GAAP, up to December 31, 2003, the Company was required to amortize the carrying value of mineral exploration properties to operations over the estimated exploration period required to identify proven and probable reserves. However, effective January 1, 2004, the Company adopted the provisions of the Emerging Issues Task Force (“EITF”) 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. As a result, under US GAAP, the Company’s carrying value of mineral exploration properties will only be amortized upon the commencement of mining any proven and probable reserves identified on the property.  Up to the date of implementation of EITF 04-02, the Company recorded amortization of $2,470,550.

d)    Embedded derivatives

        Under Canadian GAAP, embedded derivatives related to the Company’s investments do not need to be accounted for separately until CICA Handbook Section 3855, Financial Instruments, is adopted. Under US GAAP, all embedded derivatives must be identified and separately accounted for at fair value. Any changes in fair value are generally recognized in net income.

e)    Investments

        Under Canadian GAAP, investments in shares of public companies are recorded at cost, less any provision for decreases in value that are other than temporary. Under US GAAP, the Company is required to record its investments, which have been identified as available-for-sale investments, at fair value. As a result, an unrealized gains or loss is recorded as a component of other comprehensive income under shareholders’ equity.

f)    Accrued liabilities

        Accrued liabilities include the following accruals:

	2006	2005

Accrued salaries	$54,090	$61,855
Accrued professional fees	180,164	175,706
Accrued exploration expenses	267,110	402,793
Accrued utilities	87,158	16,742

Total	$588,522	$657,096

g)    Stock option plan and compensation expense

        The total intrinsic value of stock options exercised during the year ended December 31, 2006 was $173,616.  The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

        The total aggregate intrinsic value of stock options exercisable as of December 31, 2006 was $4,579,973.  The weighted average remaining contractual life of options exercisable was 5.96 years.

        As of December 31, 2006, the total stock-based compensation cost related to unvested equity awards not yet recognized totaled $478,000, which is expected to be recognized over a weighted-average period of 1.51 years.

h)    Statements of cash flows

        Under U.S. GAAP, cash flows used in investing activities classified as deferred exploration expenses would decrease by $10,010,497 ($4,552,145 in 2005; $4,770,384 in 2004) and cash flows used in operating activities would increase by the same amount.

Cumulative Since Inception (Inception in July 1990)
to December 31, 2006

OPERATING ACTIVITIES
Net loss	$(38,049,852)
Non-cash items
Amortization of mineral exploration property	2,470,550
Services paid by the issuance of stock options	708,345
Amortization of equipment	94,408
Gain on disposal of investments	(306,685)
Gain on investments	(362,866)
Gain on notes payable	(57,699)
Interest on note payable	94,493
Write-off mineral exploration property acquisition costs	1,321,936
Stock-based compensation	1,919,319
Write down of advances to related company and other	344,505
Changes in non-cash working capital items	2,732,596

Cash flows used in operating activities	(29,090,950)

INVESTING ACTIVITIES
Exploration funds	(26,965)
(Purchase) sale of investments	(809,836)
Purchase of property, plant and equipment	(1,181,310)
Disposal of fixed assets	2,619
Investment in mineral exploration properties	(2,455,623)
Advances to related companies	(343,832)
Other	16,179

Cash flows used in investing activities	(4,798,768)

FINANCING ACTIVITIES
Repayment of debt	(385,668)
Proceeds from issuance of common shares	57,556,563
Share issue costs	(2,873,685)

Cash flows used in financing activities	54,297,210

Effect of exchange rate changes on cash and cash equivalents	2,108,367

Increase (decrease) in cash and cash equivalents	22,515,859
Cash and cash equivalents, beginning of year	—

Cash and cash equivalents, end of year	22,515,859

Cash and cash equivalents consist of:
Cash	17,562,587
Investments with terms to maturity of less than three months	4,953,272
Cash and cash equivalents, end of year	22,515,859

i)     Comprehensive loss

        Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), is applicable for US GAAP purposes. Comprehensive income is net income, plus certain other items that are recorded directly to Shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities.

	2006	2005	2004
	$	$	$

Net loss under U.S. GAAP	(9,539,939)	(7,702,809)	(7,102,618)

Other comprehensive income (loss):
Unrealized gains on listed shares	606,634	53,783	196,813

Total comprehensive loss	(8,933,305)	(7,649,026)	(6,905,805)

j)     Recent U.S. accounting pronouncements

        In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, which is an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company implemented this interpretation in the fiscal year starting January 1, 2007.  The Company completed its assessment regarding the effect of the implementation of FIN 48 and has determined that the adoption of FIN 48 did not have a material impact on its consolidated financial position or results of operations.

        In September 2006, FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently analyzing the effect, if any, SFAS No. 157 will have on its consolidated financial position and results of operations.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates.  Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. This Statement is required to be adopted by the Company in the first quarter of its fiscal year 2008. The Company is currently assessing the impact of the adoption of this Statement.

Consolidated Statement of Operations:

The following represents the consolidated statement of operations of the Company under U.S. GAAP, after making the adjustments noted above:

	Twelve months ended December 31,	Cumulative Since Inception (Inception in July 1990)
	2006	to December 31, 2006

Administrative expenses
Salaries, benefits and consulting fees	$616,170	$2,427,546
Stock-based compensation	424,159	2,500,252
Public relations and travel	457,000	1,637,179
Office, general and administrative	139,182	876,637
Audit, legal and professional fees	150,570	759,896
Public company costs	310,442	979,758
Interest	3,637	33,726
Amortization of equipment	33,371	94,408
Interest on note payable	—	94,493
Total administrative expenses	2,134,531	9,403,896

Write-off prepaid royalties	—	33,707
Property investigations	—	41,577
Write-off deferred exploration expenses, net of optionee contributions	8,979,212	27,427,969
Write-off mineral exploration properties	—	4,588,564
Write-off advances to related companies	—	343,831
Total expenses	11,113,743	41,839,543

Exchange gain	4,784	1,164,201
Other income	64,676	217,143
Gain on disposal of investments	49,195	311,876
Interest income	1,153,674	1,794,997
Income from embedded derivatives	301,475	301,475

Net loss for the year under US GAAP	$9,539,939	$38,049,852

US GAAP Reconciliation Adjustments

        Adjustments made from Canadian GAAP to US GAAP from inception to December 31, 2006 and 2005 include the following:

	To Dec 31, 2006	To Dec 31, 2005

Net loss under Canadian GAAP	$(14,799,836)	$(13,735,114)
Less: Deferred exploration expenses adjustment, net of optionee contributions (a)	(21,080,941)	(12,304,249)
Less: Mineral exploration properties adjustment (c)	(2,470,550)	(2,470,550)
Add: Embedded derivative adjustment (d)	301,475	—

Total	$(38,049,852)	$(28,509,913)

Consolidated Balance Sheet

        The following material balance sheet differences exist between Canadian and U.S. GAAP:

	At December 31, 2006
	Canadian GAAP	Adjustments	US GAAP
Assets
Total current	23,064,453	—	23,064,453
Investments (e)	1,244,819	908,109	2,152,928
Mineral exploration properties (c)	6,145,562	(2,470,550)	3,675,012
Deferred exploration expenses (a)	21,080,941	(21,080,941)	—
Other long-term	451,720	—	451,720
	51,987,495	(22,643,382)	29,344,113

Liabilities and Shareholders’ Equity
Accounts payable	1,091,222	—	1,091,222
Accrued liabilities (f)	588,522	—	588,522
Accrued salaries	—	—	—
Shares and contributed surplus	64,624,376	—	64,624,376
Cumulative translation adjustment (g)	483,211	(483,211)
Accumulated other comprehensive income (g)	—	1,089,845	1,089,845
Deficit	(14,799,836)	(23,250,016)	(38,049,852)
	51,987,495	(22,643,382)	29,344,113

	At December 31, 2005
	Canadian GAAP	Adjustments	US GAAP
Assets
Total current	35,165,758	—	35,165,758
Investments (e)	127,668	53,783	181,451
Mineral exploration properties (c)	6,130,562	(2,470,550)	3,660,012
Deferred exploration expenses (a)	12,304,249	(12,304,249)	—
Other long-term	439,980	—	439,980
	54,168,217	(14,721,016)	39,447,201

Liabilities and Shareholders’ Equity

Accounts payable	2,917,165	—	2,917,165
Accured liabilities (f)	657,096	—	657,096
Accrued salaries	—	—	—
Shares and contributed surplus	63,845,859	—	63,845,859
Cumulative translation adjustment (g)	483,211	(483,211)
Accumulated other comprehensive income (g)	—	536,994	536,994
Deficit	(13,735,114)	(14,774,799)	(28,509,913)
	54,168,217	(14,721,016)	39,447,201

Statement of Shareholders Equity (since Inception)

	Common Stock		Contributed	Accumulated Comprehensive
	Shares	$	Surplus	Income	Deficit
Balance, July 1990	—	$—	$—	$—	$—

Common stock issued for cash	45,720	12,614	—	—	—
Common stock issued for mining claims	800,000	18,965	—	—	—
Common stock issued for exploration expenses	240,000	66,205	—	—	—
Share issue expense	—	(714)	—	—	—
Net loss	—	—	—	—	(99,201)
Balance July 31, 1990	1,085,720	97,071	—	—	(99,201)

Common stock issued for cash	258,752	80,339	—	—	—
Common stock issued for mining claims	50,000	13,793	—	—	—
Common stock issued for exploration expenses	992,124	307,893	—	—	—
Share issue expense	—	(51,950)	—	—	—
Net loss	—	—	—	—	(283,982)
Balance July 31, 1991	2,386,596	447,146	—	—	(383,183)

Common stock issued for cash	2,335,000	335,854	—	—	—
Common stock issued for mining claims	400,000	55,171	—	—	—
Share issue expense	—	(65,474)	—	—	—
Net loss	—	—	—	—	(174,690)
Balance July 31, 1992	5,121,596	772,697	—	—	(557,873)

Common stock issued for mining claims	250,000	1,724	—	—	—
Net loss	—	—	—	—	(49,337)
Balance July 31, 1993	5,371,596	774,421	—	—	(607,210)

Common stock issued for cash	1,700,000	386,370	—	—	—
Common stock issued for mining claims	4,650,000	807,911	—	—	—
Common stock issued for exploration expenses	2,250,000	310,337	—	—	—
Warrants exercised	40,000	7,172	—	—	—
Share issue expense	—	(11,595)	—	—	—
Net loss	—	—	—	—	(786,574)
Balance July 31, 1994	14,011,596	2,274,617	—	—	(1,393,784)

Common stock issued for cash	535,714	103,446	—	—	—
Options exercised	916,047	183,913	—	—	—
Share issue expense	—	(3,628)	—	—	—
Net loss	—	—	—	—	(658,002)
Balance July 31, 1995	15,463,357	2,558,347	—	—	(2,051,786)

Common stock cancelled on consolidation	(12,188,170)	—	—	—	—
Common stock issued for cash	1,683,331	606,882	—	—	—
Common stock issued for mining claims	85,000	17,586	—	—	—
Common stock issued for exploration expenses	25,000	6,896	—	—	—
Common stock issued for debt settlement	109,661	92,050	—	—	—
Common stock issued for consultants fees	103,000	22,054	—	—	—
Share issue expense	—	(14,271)	—	—	—
Net loss	—	—	—	—	(763,558)
Balance July 31, 1996	5,281,179	3,289,545	—	—	(2,815,344)

	Common Stock		Contributed	Accumulated Comprehensive
	Shares	$	Surplus	Income	Deficit
Balance July 31, 1996	5,281,179	3,289,545	—	—	(2,815,344)

Common stock issued for cash	539,455	372,029	—	—	—
Common stock issued for mining claims	222,500	153,445	—	—	—
Common stock issued for exploration expenses	2,732	1,053	—	—	—
Common stock issued for consultants fees	33,250	7,586	—	—	—
Options exercised	11,000	7,586	—	—	—
Common stock issued for advances on royalties	37,890	20,689	—	—	—
Warrants exercised	935,632	251,646	—	—	—
Share issue expense	—	(29,105)	—	—	—
Net loss	—	—	—	—	(658,271)
Balance July 31, 1997	7,063,638	4,074,473	—	—	(3,473,615)

Common stock issued for cash	1,650,000	482,747	—	—	—
Common stock issued for mining claims	753,291	270,062	—	—	—
Options exercised	375,000	129,307	—	—	—
Warrants exercised	497,666	133,852	—	—	—
Share issue expense	—	(12,816)	—	—	—
Net loss	—	—	—	—	(905,318)
Balance July 31, 1998	10,339,595	5,077,626	—	—	(4,378,933)

Common stock returned to treasury	(75,000)	(25,861)	26,758	—	—
Common stock issued for cash	1,143,750	315,510	—	—	—
Common stock issued for mining claims	116,430	28,103	—	—	—
Share issue expense	—	(11,720)	—	—	—
Net loss	—	—	—	—	(458,596)
Balance December 31, 1998	11,524,775	5,383,657	26,758	—	(4,837,530)

Common stock issued for cash	5,443,333	2,139,259	—	—	—
Common stock issued for mining claims	100,000	19,586	—	—	—
Options exercised	65,000	13,448	—	—	—
Common stock issued for advances on royalties	35,028	13,793	—	—	—
Warrants exercised	12,500	4,310	—	—	—
Share issue expense	—	(186,523)	—	—	—
Net loss	—	—	—	—	(1,549,336)
Balance December 31, 1999	17,180,636	7,387,529	26,758	—	(6,386,865)

Common stock returned to treasury	(2,876)	(2,414)	2,497	—	—
Common stock issued for cash	4,333,333	655,157	—	—	—
Options exercised	57,550	13,891	—	—	—
Share issue expense	—	(8,206)	—	—	—
Net loss	—	—	—	—	(447,971)
Balance December 31, 2000	21,568,643	8,045,957	29,255	—	(6,834,837)

Common stock returned to treasury	(90,000)	(7,448)	7,706	—	—
Common stock issued for cash	1,750,000	144,824	—	—	—
Common stock issued for mining claims	450,000	34,827	—	—	—
Share issue expense	—	(6,283)	—	—	—
Net loss	—	—	—	46,425	(423,185)
Balance December 31, 2001	23,678,643	8,211,877	36,961	46,425	(7,258,022)

	Common Stock		Contributed	Accumulated Comprehensive
	Shares	$	Surplus	Income	Deficit
Balance December 31, 2001	23,678,643	8,211,877	36,961	46,425	(7,258,022)

Common stock issued for cash	13,088,234	1,827,542	—	—	—
Common stock issued for mining claims	150,000	20,689	—	—	—
Common stock issued for acquisition of a subsidiary	21,497,834	2,091,519	—	—	—
Common stock issued for debt settlement	12,614,525	1,739,892	—	—	—
Options issued issued for consultants fees	—	—	248,142	—	—
Options exercised	150,000	31,034	—	—	—
Warrants issued for acquisition of a subsidiary	—	225,943	—	—	—
Warrants exercised	1,500,000	310,337	—	—	—
Share issue expense	—	(85,779)	—	—	—
Net loss	—	—	—	(52,615)	(2,009,524)
Balance December 31, 2002	72,679,236	14,373,054	285,103	(6,190)	(9,267,546)

Common stock issued for cash	23,700,000	11,045,137	—	—	—
Options issued issued for consultants fees	—	—	806,301	—	—
Options exercised	1,295,000	414,389	(149,130)	—	—
Warrants exercised	3,928,657	1,191,337	—	—	—
Share issue expense	—	(902,257)	—	—	—
Net loss	—	—	—	76,653	(3,688,717)
Balance December 31, 2003	101,602,893	26,122,660	942,274	70,463	(12,956,263)

Common stock issued for debt settlement	1,112,650	917,600	—	—	—
Options issued issued for consultants fees	—	—	1,248,028	—	—
Options exercised	889,000	415,512	(169,905)	—	—
Warrants exercised	7,659,780	3,603,956	—	—	—
Share issue expense	—	—	—	—	—
Cumulative translation adjustment	—	—	—	483,211	—
Net loss	—	—	—	126,350	(7,850,841)
Balance December 31, 2004	111,264,323	31,059,728	2,056,398	680,024	(20,807,104)

Common stock issued for cash	15,000,000	25,802,013	—	—	—
Options issued issued for consultants fees	—	—	730,930	—	—
Options exercised	1,123,950	1,135,443	(500,420)	—	—
Warrants exercised	5,389,368	5,189,858	—	—	—
Share issue expense	—	(1,628,091)	—	—	—
Net loss	—	—	—	143,030	(7,702,809)
Balance December 31, 2005	132,777,641	61,558,951	2,286,908	536,994	(28,509,913)

Options issued issued for consultants fees	—	—	531,823	—	—
Options exercised	241,000	434,139	(205,793)	—	—
Share issue expense		18,348	—	—	—
Net loss	—	—	—	552,851	(9,539,939)
Balance December 31, 2006	133,018,641	62,011,438	2,612,938	1,089,845	(38,049,852)